

May 3, 2019

Gregory S. Bielli
Chief Executive Officer and President
Tejon Ranch Co.
P.O. Box 1000
Lebec, California 93243

> **Re: Tejon Ranch Co.**
> **Registration Statement on Form S-3**
> **Filed April 25, 2019**
> **File No. 333-231032**

Dear Mr. Bielli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sara von Althann at 202-551-3207 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities